UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

BRYCE ACQUISITION CORPORATION

HOFFMANN-LA ROCHE INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03252Q408

(Cusip Number of Class of Securities)

Frederick C. Kentz III

Hoffmann-La Roche Inc.

340 Kingsland Street

Nutley, New Jersey 07110

Telephone: (973) 235-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on October 25, 2011 by Hoffmann-La Roche Inc., a New Jersey corporation (“Parent”), and Bryce Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Anadys Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at $3.70 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO are hereby amended and supplemented as set forth below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by deleting the paragraph under the heading “Certain Litigation Relating to the Offer” on page 40 of the Offer to Purchase and replacing it with the following paragraph:

“Beginning on October 20, 2011, three separate, putative class action lawsuits challenging the merger were filed in the Superior Court of the State of California, County of San Diego (the “Court”). These lawsuits, captioned Hammad v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099789-CU-BT-CTL), Maestro v. Anadys Pharmaceuticals, Inc. (Case No. 37-2011-00099895-CU-SL-CTL) and Shabtai v. Worland (Case No. 37-2011-00099995-CU-SL-CTL), were filed against the Company, the individual members of the Company’s board of directors, Purchaser and Parent. The Maestro action also names the Guarantor as a defendant. On October 25, 2011, the Superior Court of the State of California, County of San Diego entered an order that, among other things, consolidated the Hammad v. Anadys Pharmaceuticals, Inc. and Maestro v. Anadys Pharmaceuticals, Inc. lawsuits under the caption In re Anadys Pharmaceuticals, Inc. Shareholder Litigation (Case No. 37-2011-00099789-CU-BT-CTL), designated the Hammad v. Anadys Pharmaceuticals, Inc. complaint as the operative complaint, and appointed co-lead counsel for plaintiffs and liaison counsel for plaintiffs. The lawsuits generally allege, among other things, that the members of the Company’s board of directors breached their fiduciary duties owed to the Company’s stockholders by approving the proposed merger and entering into a merger agreement containing preclusive deal-protection devices, by failing to take steps to maximize value to the Company’s stockholders, and by ignoring alleged conflicts of interest. The lawsuits also allege that the Company, Purchaser, Parent, and/or Guarantor aided and abetted such breaches of fiduciary duties. On November 4, 2011, the plaintiffs in In re Anadys Pharmaceuticals, Inc. Shareholder Litigation filed a consolidated complaint, which, in addition to the aforementioned claims, alleges that the Schedule 14D-9 filed by the Company with the SEC on October 25, 2011 contains material misstatements and/or omissions. The plaintiffs in these actions generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed merger, damages and attorneys’ fees and costs, and other forms of relief. On November 15, 2011, the parties to the actions described above agreed in principle to settle the litigation by executing a memorandum of understanding (“MOU”). Pursuant to the MOU, the parties agreed that Anadys would make certain supplemental disclosures in its amended Schedule 14D-9, and defendants will receive a release from any and all claims relating to, among other things, the merger. Defendants have denied, and continue to deny, all allegations of wrongdoing in the actions. Defendants believe that they acted properly at all times, and maintain that they have committed no disclosure violations or any breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but agreed in principle to settle the actions to avoid the burden, expense, and risk of further litigation. The settlement contemplated by the MOU is subject to approval by the Court and contingent on, among other things, consummation of the merger, completion of confirmatory discovery, and class certification. In connection with the settlement, Anadys or its successor-in-interest has agreed to pay to plaintiffs’ counsel for their fees and expenses an amount up to $350,000, subject to court approval. In the event that the settlement is not approved and such conditions are not satisfied, the Company will continue to vigorously defend these actions.

On November 11, 2011, a purported stockholder of Anadys filed a putative class action lawsuit challenging the merger in the United States District Court for the Southern District of California. The lawsuit, captioned Christensen v. Papadopoulos (Case No. 11-CV-2636-MMA-BGS), was filed against the Company, the individual members of the Company’s board of directors, Purchaser, Parent, and Guarantor. The complaint alleges substantially similar claims as the complaints described above that were filed in the Superior Court of the State of California, County of San Diego. The complaint also includes claims under Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9 based on allegations that the Schedule 14D-9 was materially misleading or omissive. Defendants believe that they acted properly at all times, maintain that they have committed no disclosure violations or any breach of duty, and deny all of the allegations of wrongdoing in this action.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

BRYCE ACQUISITION CORPORATION

By:	/s/ David P. McDede

Name: David P. McDede
Title: Vice President and Treasurer

HOFFMANN-LA ROCHE INC.

By:	/s/ David P. McDede

Name: David P. McDede
Title: Vice President and Treasurer